EXHIBIT 18


March 17, 1995



Board of Directors and Shareholders
ShowBiz Pizza Time, Inc.
Irving, Texas




We have audited the consolidated financial statements of ShowBiz Pizza Time, Inc. and subsidiary as of December 30, 1994 and December 30, 1993, and for each of the three years (52 or 53 weeks) in the period ended December 30, 1994, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 3, 1995. Note 1 to such financial statements contains a description of your decision during the year ended December 30, 1994 to expense restaurant preopening costs as incurred. In our judgment, such change is to an alternative accounting principle that is to an alternative accounting principle that is preferable under the circumstances.


Yours truly,


Deloitte & Touche LLP